

February 13, 2013

David C. Moore- Chief Financial Officer
Universal Corporation
9201 Forest Hill Avenue
Richmond, Virginia 23235

      **Re: Universal Corporation
              Form 10-K for the fiscal year ended March 31, 2012
              Filed May 25, 2012
              File No. 001-00652**

Dear Mr. Moore:

      We have reviewed your response letter dated January 31, 2013 have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the fiscal year ended March 31, 2012

Notes to Consolidated Financial Statements

Note 1. Nature of Operations and Significant Accounting Policies, page 45

Recoverable Value-Added Tax Credits, page 47

1. We note the proposed revision included in your response to our previous comment. This proposed revision implies there is at least a reasonable possibility that a loss may have been incurred. However, your estimate of the range of the reasonably possible loss is zero to the full $18 million. By providing such a range, it appears that you cannot estimate the reasonably possible additional loss or range of loss. In this regard, please supplementally explain to us: (1) the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that

there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

You may contact Juan Migone at (202) 551-3312 or me at (202) 551-3211 if you have any questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief